

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via E-mail</u>
Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone
Gucheng Road Sishui County Shandong Province
People's Republic of China 273200

Re: China YCT International Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 13, 2012
File No. 000-53600

Dear Mr. Yan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Steven W. Schuster, Esq.
McLaughlin & Stern, LLP
260 Madison Avenue
New York, New York 10016